

Mail Stop 3720

September 28, 2009

Mr. Bryan G. McGuire
Chief Financial Officer
Brookside Technology Holdings Corp
15500 Roosevelt Blvd
Suite 101
Clearwater, FL 33760

       Re: Brookside Technology Holdings Corp
           Form 10-K for the Fiscal Year Ended December 31, 2008
           Filed March 31, 2009
           Form 10-Q for the Fiscal Quarter Ended June 30, 2009
           Filed August 14, 2009
           File No. 000-52702

Dear Mr. McGuire:

       We have reviewed your response dated September 11, 2009 and have the following comments. Where indicated, we think you should amend your documents in response to these comments. Please do so within the time frame set forth below. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. We note that you intend to file an amendment to the 2008 Form 10-K to clarify or modify certain prior disclosures. Please note that such amendment should reflect expanded

disclosure in response to our previously-issued comments which you agreed to comply with in future filings, including, for example, comments one, two, eight and 21.

2. As set forth in our letter dated August 19, 2009, please provide, in writing, a statement from the company acknowledging that

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Summary Compensation Table, page 24

3. We note your response to comment 11 from our letter dated August 19, 2009. Please either revise the disclosure in the table or include a footnote to the table explaining that the amounts reflected in the table are in thousands.

Statement of Cash Flows, page F-6
Cash Equivalents, page F-9

4. We note your response to comment 12 from our letter dated August 19, 2009. As previously requested, tell us why it is appropriate to classify restricted cash that becomes available within one year from the date of the financial statements as cash and cash equivalents. Please refer to paragraph 8 of SFAS 95 and Rule 5-02(1) of Regulation S-X.

Convertible Securities with Beneficial Conversion Features, page F-11

5. We note your response to comment 13 from our letter dated August 19, 2009. We further note that your Series A Stock is redeemable if your shareholders approve a tender or exchange offer or your shareholders voluntarily exchange their shares for other securities or cash. Please tell us and disclose whether your shareholders have the right to require you to enter into a tender or exchange offer and the conditions, other than your example included in your response, which allows your shareholders to require you to exchange their shares for other securities or cash.

Note 6 –Long-term Debt, page F-18

6. We note your response to comment 15 from our letter dated August 19, 2009. Please tell us how you gave effect to the reversal of any unamortized discounts related to the Hilco and DD notes in the September 23, 2008 exchange transaction as well as the recognition

of the discount on the subordinated note. In addition, tell us how you accounted for Hilco's transfer of warrants to purchase 61,273,835 shares of your common stock in connection with the Vicis' debt exchange and refer to your basis in the accounting literature. Please revise the journal entries as provided herein to clearly illustrate to us how you accounted for the subject discounts, the warrants, and the recognition of the gain from debt extinguishment.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Consolidated Balance Sheets, page 4

7. We note your response to comment 16 from our letter dated August 19, 2009. Since the cash is restricted until you substantially complete the job, it appears the cash collateral is not a cash and cash equivalent under paragraph 8 of SFAS 95. Please revise.

Item 4T. Controls and Procedures, page 30

8. We note your response to comment 22 from our letter dated August 19, 2009. Please amend your Form 10-Q to disclose the information you provided to us in your response to this comment.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director